Filed by Comstock Resources, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Comstock Resources, Inc.

(Commission File: No. 001-03262)

NYSE:CRK Presentation to Equity and Noteholders August 2016

This presentation includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements give our current expectations or forecasts of future events. These statements include estimates of future natural gas and oil reserves, expected natural gas and oil production and future expenses, assumptions regarding future natural gas and oil prices, budgeted capital expenditures and other anticipated cash outflows, as well as statements concerning anticipated cash flow and liquidity, business strategy and other plans and objectives for future operations. Factors that could cause actual results to differ materially from expected results are described under Risk Factors in our 2015 Form 10-K filed with the U.S. Securities and Exchange Commission (“SEC”). Our production forecasts are dependent upon many assumptions, including estimates of production decline rates from existing wells and the outcome of future drilling activity. Important factors that could cause actual results to differ materially from those in the forward-looking statements herein include the timing and extent of changes in commodity prices for oil and gas, operating risks, liquidity risks, including risks relating to our bank credit facility, our outstanding notes and any restructuring thereof, our ability to continue as a going concern and any potential bankruptcy proceeding, political and regulatory developments and legislation, and other risk factors and known trends and uncertainties as described in the Registration Statement on Form S-4 filed with the SEC and in our Annual Report on Form 10-K for fiscal year 2015 filed with the SEC. Should one or more of these risks or uncertainties occur, or should underlying assumptions prove incorrect, our actual results and plans could differ materially from those expressed in the forward-looking statements. 2

Situation Overview Comstock has assembled a high quality portfolio of oil and gas assets in the Haynesville and Eagle Ford Comstock’s enhanced completion design has transformed the Haynesville shale into one of North America’s highest natural gas return basins Comstock’s acreage position provides a strong foundation with over 700 operated locations, underpinning the Company’s future growth The Company has released its last operated rig, to preserve liquidity after 18 months of depressed gas prices Without additional drilling, production is expected to decline by 30% in 2017 Comstock anticipates the decline in production will yield insufficient 2017 cash flow to meet fixed debt service costs despite recent improvement in gas prices Alternatives to provide liquidity likely to reduce collateral value to stakeholders The exchange offer will allow the Company to restart a two-rig program which will grow production 35% in 2017 Structure protects stakeholder’s interests / claims Additional wells will increase cash flow, enhance the value of the asset base and help rebuild the balance sheet Repositions Comstock to retain key talent and maximize value 3

Repositioning Comstock Towards Growth The exchange offer will allow Comstock to redirect cash flow from interest expense to capital expenditures Deploy two rigs in 2017 and drill a total of 24 wells Fueling growth in production and EBITDAX Comstock will save up to $109 million in cash interest in 2017 Status Quo (No Drilling) Expected Production (MMcfe/d) Two Rig Development Expected Production (MMcfe/d) 28.6 169.169.6206.8 152.8118.6152.8 106.8 016E FY2017E FY2016E FY2017E FY4 Low End GuidanceHigh End Guidance

Exchange Summary Existing unsecured noteholders: Par for par into new second lien PIK notes Convertible into 73.5% of the pro forma common stock Existing secured noteholders: Par for par into new first lien notes Same terms as today, except for Company option to pay up to $75 million of interest in kind at 11% Also receive penny warrants for 2% of pro forma shares Conditions: (1) Minimum participation of 95%; (2) Closing by September 15, 2016; (3) All accrued interest paid in cash Sources of Funds ($mm) Amount Issue New: 10.00% 1st Lien Toggle Notes due 2020$700.0 7.75%2nd Lien Convertible PIK Notesdue2019$288.5 9.50%2nd Lien Convertible PIK Notesdue2020$174.6 Total Sources of Funds$1,163.1 Uses of Funds ($mm)Amount Exchange Existing: 10.00% 1st Lien Notes due 2020$700.0 7.75%Senior Unsecured Notesdue2019$288.5 9.50%Senior Unsecured Notesdue2020$174.6 Total Uses of Funds$1,163.1 5

# Terms of New Notes

| | | | |
|---|---|---|---|
| **Issuer:** | Comstock Resources, Inc. | | |
| **Existing Notes:** | $700mm 10.00% 1st Lien Senior Notes due 2020 | $289mm 7.75% Senior Unsecured Notes due 2019 | $175mm 9.50% Senior Unsecured Notes due 2020 |
| **New Exchange Notes:** | $700mm 10.00% 1st Lien Toggle Notes due 2020 | $289mm 7.75% 2nd Lien Convertible PIK Notes due 2019 | $175mm 9.50% 2nd Lien Convertible PIK Notes due 2020 |
| **Maturity:** | 3/15/2020 | 4/1/2019 | 6/15/2020 |
| **Security:** | 1st Lien | 2nd Lien | 2nd Lien |
| **Payment of Interest:** | Payable in cash at 10%, but a total of $75MM of interest may be paid in kind at 11% at CRK's option | Payable only in kind at 7.75% | Payable only in kind at 9.50% |
| **Equity Ownership:** | Warrants to acquire 2% of pro forma equity | Convertible into 45.8% of pro forma equity at closing | Convertible into 27.7% of pro forma equity at closing |
| **Optional Conversion:** | Warrants exercisable at $.01 per share | 81.2 shares (pro forma for 1:5 reverse stock split) per $1,000 principal amount of notes | 81.2 shares (pro forma for 1:5 reverse stock split) per $1,000 principal amount of notes |
| **Mandatory Conversion:** | None | Mandatorily converted to shares having a market value of $750 per $1,000 | Mandatorily converted to shares having a market value of $750 per $1,000 |
| **Conversion Trigger:** | None | Stock price is at least $9.24 (pro forma for 1:5 reverse stock split) for 10 consecutive trading days | Stock price is at least $9.24 (pro forma for 1:5 reverse stock split) for 10 consecutive trading days |
| **Distribution:** | Registered exchange. All securities issued in the offer will be freely tradeable. | | |

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Process Timeline August 12 Early participation deadline for exchange offer August 15 Exchange ratio for declines by Early Tender Premium August 26 Exchange offer scheduled expiration August 31 Closing and settlement, subject to extension as necessary to complete SEC registration September 15 Scheduled interest payment on senior secured notes 7

Transaction Rationale Rebuilding Balance Sheet Enhance liquidity and put rigs to work, allowing Comstock to maintain and grow enterprise value Delever the balance sheet through conversion of unsecured debt into equity Focus on Drilling, Production Growth and Value Creation Refocus on Comstock’s core strategy of drilling wells with competitive economics, funded with cash flow Scalable drilling program with inventory of 700 operated locations will grow EBITDAX Protection of All Stakeholders’ Interests Exchange terms allow participating noteholders to protect their credit positions Participating noteholders will also benefit from equity upside 8

Risks of the Status Quo Apart from the exchange offer, the Company’s alternatives may cause significant risks and uncertainties for investors Passage of time without drilling will erode asset value Joint ventures entered into out of necessity could reduce collateral and will add complexity Asset sales entered into under duress will diminish long-term prospects A $75 million first lien rescue loan will share collateral with existing secured notes and may generate significant costs, including a large make-whole premium in bankruptcy Filing for bankruptcy will destroy value for all stakeholders Significant reduction in asset value and recoveries given lack of liquidity and high associated costs 9

Assets and Operations Update

Major Properties

Other

Proved Reserves – 5 Bcfe Wells – 332

E. Texas / N. Louisiana San Juan Proved Reserves – 593 Bcfe Wells – 924

South Texas Proved Reserves – 106 Bcfe

Wells – 322 Texa Blocker Logansport

Darco TMS Toledo Bend South Texas Douglass Eagle Ford Louisiana

Company Overview Proved Reserves-704 Bcfe

Las

56% - proved Hermanitas

Rosita

developed

7% - oil Fandango

93% - gas Javelina

98% - operated

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Areas of Focus

Haynesville/

Bossier Tuscaloosa Marine Shale

Texas Mississippi

South Texas

Eagle Ford Louisiana

Company Overview Proved Reserves-704 Bcfe 56% - proved developed

7% - oil 93% - gas

98% - operated 12

# Proved Oil and Gas Reserves

***Despite a very limited drilling program, Comstock achieved an all-in finding cost of 20¢ per Mcf in the first half of 2016 with total proved reserves additions of 151 Bcf and capital expenditures of $30.3 million.***

| | Oil<br>*MBbls* | Gas<br>*Bcf* | Total<br>*Bcfe* |
|---|---|---|---|
| **Proved Reserves as of 12/31/15** | 9,229 | 569.6 | 625.0 |
| Production | (772) | (27.3) | (32.0) |
| Divestitures | (163) | (3.7) | (4.7) |
| Price Related Revisions* | (1,556) | (26.1) | (35.4) |
| Additions | 1,376 | 143.0 | 151.3 |
| **Proved Reserves as of 6/30/16** | 8,114 | 655.5 | 704.2 |

*SEC Prices
Q216- $37.86/Bbl and $2.07/Mcf
YE15- $46.88/Bbl and $2.34/Mcf

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East Texas / North Louisiana Region East Texas / North LA Reserves: 593 Bcfe Own interests in 924 producing wells in 28 fields 67,000 net acres with Lower Haynesville shale development potential 47,000 net acres with Upper Haynesville (Bossier) shale development potential Horizontal Cotton Valley development potential Longwood Waskom Blocker Drew Logansport Beckville Mansfield North Texas Toledo Darco Bend Toledo Douglass Bend Louisiana 14

Haynesville/Bossier Shale Haynesville Shale Cotton Valley and Cotton Valley Cotton Valley Haynesville and Bossier Shale Haynesville/Bossier Shale Net Acres 67,000 Resource 6 + Tcf Potential Drilled 10 (9.6 net) extended lateral wells in 2015 Drilled 3 (2.8 net) extended lateral wells in 2016 15

Haynesville Shale Program Applying newest drilling and completion technologies to an established world class asset Extended laterals Larger stimulation treatment Rates of return improve as well costs decline New wells have 49% to 79% rates of return at natural gas prices of $2.50 to $3.00/Mcf at current well costs Extensive inventory of drilling and recompletion opportunities (operated and mapped locations) Haynesville – 4,500 ft. — 230 7,500 ft. — 83 10,000 ft.— 70 Bossier – 4,500 ft. — 130 7,500 ft. — 95 10,000 ft.— 97 Premium gas market Comstock has favorable marketing arrangements 16

Haynesville Shale Program Pyle 6-7 26 MMcf/d Shahan 5-8 22 MMcf/d Pace 33 4 MMcf/d DeSoto Parish, Louisiana 17 Re-Frac Completed Bagley A- 4 3 MMcf/d Harrison 30-19 24 MMcf/d Boggess 5 -8 21 MMcf/d Horn 8-17 21 MMcf/d Ramsey 7-18 23 MMcf/d Holmes 29-32 28 MMcf/d Gamble 4-33 24 MMcf/d Jordan 16-21 22 MMcf/d Caraway 20-29 24 MMcf/d Acquired in Exchange Ramsey 4-9 23 MMcf/d Holmes 29-20 24 MMcf/d Harrison 30-31 24 MMcf/d 17

Haynesville Extended Lateral Wells Haynesville shale 7,500 foot lateral wells 25 Type Curve Pyle 6-7 Shahan 5-8 Boggess 5-8 Horn 8-17 20 Harrison 30-19 Ramsey 7-18 Holmes 29-32 Gamble 4—33 Caraway 20-29 15 Jordan 16—21 day Ramsey 4—9 per Harrison 30—31 MMcf 10 5 Type Curve Days on production 0 0 100 200 300 400 500 600 New wells exceeding expectations 18

Haynesville Well Economics 4,500’ L7,500’ L10,000’ L Estimated Well Costs ($ millions)$6.5$8.5$10.8 24 Hr IP (Mmcf per day)152024 Decline B Factor0.990.990.99 Initial Decline (%)736764 Proppant/Cluster (K lbs)150150150 EUR (Bcf per lateral ft.)2.072.072.07 EUR (Bcf)9.015.520.7 19

Haynesville Well Economics Rate of Return vs. Natural Gas Prices 120 110 100 90 80 OR70 R604,500 FT. %50 7,500 ft. 40 3010,000 ft. 20 10 0 $2.00$2.50$3.00$3.50 $/MCF 20

Haynesville Well Economics NPV 10 vs. Natural Gas Prices $20 $18 $16 $14 10 $12 NPV $10 4,500 ft. $ MM $8 7,500 ft. $6 10,000 ft. $4 $2 $0 $2.00 $2.50 $3.00 $3.50 $/MCF 21

Improving Haynesville Gas Differentials 52¢ 42¢ 20¢ 38¢ 15¢ 34¢ 12¢ 10¢ 32¢ 27¢ 26¢ 24¢ 2015 2016 2017 2018 Regional Transport & Basis vs Henry Hub Wellhead Gathering & Treating 22

Haynesville Staggered Lateral Potential UPSIDE 640-acre Section More Reserves Recovered 8 Wells/Section 600’ Spacing More Efficient Reservoir Drainage, Less Waste Potential to add 83 Additional extended lateral locations 4 Upper 200’ Haynesvill 4 Lower HAYNESVILLE Upper 200’ Lower 23

Own interests in 322 producing wells in 13 fields South Texas Reserves: – 106 Bcfe South Texas Region Texas South Texas Eagle Ford Las Hermanitas Fandango Javelina Rosita 24

South Texas Eagle Ford Shale Program McMullen LaSalle Atascosa Frio 25 26,000 gross acres (19,000 net) prospective for oil in the Eagle Ford shale 83 future drilling locations in oil window

Eagle Ford Stacked / Staggered Lateral Development Eagle Ford Shale 130’ 253 Potential Additional In-Fill Locations 26

TMS Acreage East Feliciana St. Helena Amite Wilkinson Louisiana Mississippi 81,000 gross acres (76,000 net) in the Tuscaloosa Marine shale in Louisiana and Mississippi 327 future drilling locations 27

$1.13 $1.48 $0.26 $0.61 CRK Average G & A Lifting 2016 Q1 Producing Costs Per Mcfe Low Cost Structure $1.39 $2.09 Comstock total producing costs are 33% lower than the average E&P producing costs 28

IMPORTANT ADDITIONAL INFORMATION FILED WITH THE SEC

This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any security, nor is it a substitute for the registration statement and Exchange Offer materials that Comstock Resources, Inc. (the “Company”) has filed with the SEC. THE EXCHANGE OFFER MATERIALS (INCLUDING A PROSPECTUS, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER EXCHANGE OFFER DOCUMENTS) CONTAIN IMPORTANT INFORMATION. HOLDERS OF THE COMPANY’S EXISTING NOTES ARE URGED TO READ THESE DOCUMENTS (AS THEY MAY BE AMENDED FROM TIME TO TIME) CAREFULLY BECAUSE THEY CONTAIN IMPORTANT INFORMATION THAT NOTEHOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING PARTICIPATION IN THE EXCHANGE OFFER. The Prospectus, the related Letter of Transmittal and certain other Exchange Offer documents are available to all existing noteholders at no expense to them. The Exchange Offer materials are available for free at the SEC’s website at www.sec.gov. Additional copies may be obtained for free by contacting D.F. King & Co., Inc., the information and exchange agent for the Exchange Offer, at (877) 732-3619.